Firemans Contractors, Inc.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180
(800) 475-1479 / (888) 899-5957

March 15, 2011

Ms. Pamela A. Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Firemans Contractors, Inc. Amendment No. 3 Registration Statement on Form S-1 Filed March 2, 2011 File No. 333-169384

Dear Ms. Long,

Firemans Contractors, Inc. (the “Company”) responds as follows to the Staff’s comments dated March 14, 2011, relating to the above-captioned filings.

Financial Statements, page F-1

Note 11. Subsequent Events, page F-16

1. We note that your response to prior comment six, from our letter dated February 23, 2011, indicates that you will account for advances on your convertible note as “a liability associated with the discounted conversion feature to be recognized at each period end”.  Please clarify, based on the terms of the convertible note, why the beneficial conversion feature represents a liability.  Please advise or revise your footnote and MD&A accordingly.  See FAASB ASC 470-20-25.

Response:   The Company will record the 30% discount on the note as a beneficial conversion feature (“BCF”) in accordance with ASC 470-20-25.  During the term of the note the Company will calculate the BCF debt discount based on any new high level of borrowings, and will record such amount by debiting debt discount (offset against the debt balance) and crediting Additional Paid-In-Capital (APIC).  The debt discount will be amortized using the effective interest method over the remaining term of the debt considering what had previously been recorded and amortized.  For example, the Company first borrowed $60,000 on January 18th, which resulted in a BCF debt discount of $25,714 (($60,000 / 70%)-$60,000) being recorded and being amortized over the remaining 347 days of the debt agreement.   If the Company borrows an additional $140,000 on March 18th  which is a new high borrowing balance that could be converted then the additional BCF debt discount to be recorded would be $60,000 ((($200,000 / 70%)-$200,000)-$25,714).  The additional $60,000 would be recorded by debiting BCF debt discount and crediting APIC and will be amortized over the remaining term of the note.

The company acknowledging that:

· should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Firemans Contractors, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO